UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anghami Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0369L101

(CUSIP Number)

Fiona Robertson

OSN Building, Dubai Media City

Dubai, United Arab Emirates
+971 52 877 7826

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0369L101	13D	Page 1 of 8 Pages

1	Names of Reporting Persons OSN Streaming Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.8%**
14	Type of Reporting Person CO

* Consists of (i) 36,985,507 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Issuer”) plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of November 18, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 2 of 8 Pages

1	Names of Reporting Persons OSN Streaming Holding Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Dubai International Financial Centre

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.8%**
14	Type of Reporting Person OO

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of November 18, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Panther Media Holding Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Dubai International Financial Centre

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.8%**
14	Type of Reporting Person OO

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of November 18, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 4 of 8 Pages

1	Names of Reporting Persons Panther Media Group Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Dubai International Financial Centre

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.8%**
14	Type of Reporting Person OO

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of November 18, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 5 of 8 Pages

1	Names of Reporting Persons Kuwait Projects Company (Holding) K.S.C.P
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kuwait

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.8%**
14	Type of Reporting Person HC

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of November 18, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends the initial statement on Schedule 13D filed by the Reporting Persons on April 8, 2024 (the “Original Schedule 13D”) relating to the Ordinary Shares of the Issuer.

The information reported in the Original Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Original Schedule 13D. All references to the Schedule 13D in the Original Schedule 13D and this Amendment No. 1 shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by the addition of the following:

“The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.”

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by the addition of the following:

“On November 15, 2024, OSN Streaming delivered a non-binding proposal (the “Term Sheet”) to the Issuer for the potential issuance of senior unsecured convertible notes of the Issuer (the “Notes”) in a potential principal amount of up to $55.0 million (the “Maximum Amount” and such potential issuance, the “Proposed Financing”). The Term Sheet provides for the Issuer to issue an initial Note (the “Initial Note”) in a minimum principal amount of $12.0 million (the date on which such Initial Note is issued, the “Funding Date”) to OSN Streaming (or another entity designated by OSN Streaming) and grant OSN Streaming (or another entity designated by OSN Streaming) an option to purchase additional Notes in an aggregate principal amount of up to $43.0 million during the 18-month period following the Funding Date.

Under the proposed terms of the Notes, the Notes will mature on the date that is 36 months from the Funding Date (the “Maturity Date”). Under the proposed terms, interest will accrue on the outstanding principal amount of each Note issued at a rate of 11.0% per annum, payable in kind (the “PIK Interest”) by adding the accrued PIK Interest to the outstanding principal amount of such Note on a monthly basis.

The Term Sheet contemplates that prior to the Maturity Date, OSN Streaming may, at its sole discretion, elect to convert any portion of the outstanding principal amount of any Note issued and the accrued and unpaid PIK Interest thereon into Ordinary Shares at a per share conversion price equal to (i) $2.50, if such conversion occurs before the first anniversary of the Funding Date, (ii) $2.75, if such conversion occurs on or after the first anniversary and before the second anniversary of the Funding Date, or (iii) $3.00, if such conversion occurs on or after the second anniversary of the Funding Date. The outstanding principal amount of any Note issued and the accrued and unpaid PIK Interest thereon will be automatically converted into Ordinary Shares at a per share conversion price equal to $3.00 on the Maturity Date.

The Notes will include customary covenants, subject to specified exceptions. Such exceptions include that the Issuer will be prohibited from incurring additional debt without the consent of OSN Streaming, other than in connection with working capital and receivable financing up to $20.0 million, plus, under certain circumstances, the difference between the Maximum Amount and the aggregate principal amounts of all Notes issued. The Notes will also include customary events of default, the occurrence of which may result in the acceleration of the maturity of the Notes.

The Term Sheet contemplates that OSN Streaming will have customary registration rights with respect to the Ordinary Shares issuable upon conversion of the Notes.

Other than certain confidentiality obligations of the Issuer and OSN Streaming and the governing law provision set forth in the Term Sheet, the Term Sheet is non-binding on each of the parties thereto, and the parties’ obligations to consummate the transactions contemplated therein are subject in all respects to the negotiation and execution of definitive transaction documents and the satisfaction of certain other conditions, including the approval of the Issuer’s directors who are not affiliated with OSN Streaming.

The foregoing summary of the Term Sheet does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Term Sheet, a copy of which is included as Exhibit 7 to this Schedule 13D and incorporated herein by reference.”

CUSIP No. G0369L101	13D	Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

“The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) and (b) As of the date of this Schedule 13D, OSN Streaming is the record owner of an aggregate of (i) 36,985,507 Ordinary Shares and (ii) 13,426,246 Ordinary Shares underlying warrants that are exercisable at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in Item 6 below). OSN Streaming Holding, a wholly owned subsidiary of PMH, holds 100% of the equity interests in OSN Streaming. PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH. As such, these persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting and dispositive power over any of the Issued Ordinary Shares acquired directly by, OSN Streaming. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 80,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of November 18, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

(c) Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares.

(d) Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

“The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.”

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit Number	Description
7	Term Sheet, dated November 15, 2024.*

*Filed herewith.

CUSIP No. G0369L101	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2024

OSN Streaming Limited

By:	/s/ Fiona Robertson
Name:	Fiona Robertson
Title:	Director

OSN Streaming Holding Limited

By:	/s/ Fiona Robertson
Name:	Fiona Robertson
Title:	Director

Panther Media Holding Limited

By:	/s/ Laura Herbin
Name:	Laura Herbin
Title:	Director

Panther Media Group Limited

By:	/s/ Joseph El Kawkabani
Name:	Joseph El Kawkabani
Title:	Chief Executive Officer

Kuwait Projects Company (Holding) K.S.C.P

By:	/s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah
Name:	Sheikha Dana Naser Sabah Al Ahmad Al Sabah
Title:	Director